(FORMERLY VIZSLA RESOURCES CORP.)

MANAGEMENT DISCUSSION ANALYSIS

FOR THE NINE MONTHS ENDED

JANUARY 31, 2022

VIZSLA SILVER CORP. (FORMERLY VIZSLA RESOURCES CORP., VIZSLA CAPITAL CORP.) MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED JANUARY 31, 2022

BASIS OF DISCUSSION & ANALYSIS

This Management Discussion and Analysis ("MD&A") of the financial position and results of Vizsla Silver Corp. (the "Company" or "Vizsla") should be read in conjunction with the Company's unaudited condensed interim consolidated financial statements for the nine months ended January 31, 2022. The MD&A was prepared to conform to National Instrument 51-102F1 and was approved by the Board of Directors prior to its release. Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management's expectations. Readers are encouraged to read the Forward-Looking Statement disclaimer included with this MD&A.

The condensed interim consolidated financial statements and MD&A are presented in Canadian dollars, unless otherwise indicated, and have been prepared in accordance with International Financial Reporting Standards ("IFRS"). The statements and any summary of results presented in the MD&A were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). Please consult the audited consolidated financial statements for the years ended April 30, 2021, and 2021, and the condensed interim consolidated financial statements for the nine months ended January 31, 2022, for more complete financial information.

All of the Company's public disclosure filings, including its most recent management information circular, material change reports, press releases and other information, may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.

DATE

This MD&A has been prepared based on information available to the Company as of March 17, 2022.

OVERALL PERFORMANCE

NATURE OF BUSINESS

Vizsla Silver Corp. was incorporated as Vizsla Capital Corp. under the Business Corporations Act (British Columbia) on September 26, 2017. On March 8, 2018, the Company changed its name to Vizsla Resources Corp. The shares of the Company are trading on the TSX Venture Exchange under the symbol "VZLA". On February 8, 2021, the Company changed its name to Vizsla Silver Corp. The Company's principal business activity is the exploration of mineral properties. The Company currently conducts its operations in Mexico and Canada.  It is trading on the venture exchange under the symbol VZLA.

On January 21, 2022, Vizsla Silver Corp was listed on the NYSE American and commenced trading under the symbol "VZLA".

The head office and principal address of the Company is located at #700 -1090 West Georgia Street, Vancouver, B.C. V6E 3V7.

The Company has no substantial revenue and supports its operations through the sale of equity or assets such as mineral properties. The value of any mineral property is dependent upon the existence or potential existence of economically recoverable mineral reserves. See section related to "Risk Factors" in this statement.

VIZSLA SILVER CORP. (FORMERLY VIZSLA RESOURCES CORP., VIZSLA CAPITAL CORP.) MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED JANUARY 31, 2022

OVERALL PERFORMANCE (continued)

FINANCING

On June 3, 2021, the Company announced closing of the bought deal prospectus offering of 27,600,000 units of the Company (the "Units") at a price of C$2.50 per Unit for aggregate gross proceeds of C$69,000,000, which includes the exercise in full of the underwriter's over-allotment option for 3,600,000 Units (the "Public Offering"). Each Unit consists of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, a "Warrant"). Each Warrant entitles the holder to acquire one common share of the Company until December 3, 2022, at a price of C$3.25.

In consideration for the services provided by the Underwriters in connection with the Public Offering, on closing the Company paid to the Underwriter a cash commission equal to 6% of the gross proceeds raised under the Public Offering, other than in respect of sales of the Public Offering to the Company's president's list (the "President's List") for which the Company paid a cash commission equal to 3%. As further consideration for the services provided by the Underwriters in connection with the Public Offering, on closing the Company issued broker warrants to the Underwriters, exercisable at any time on or before December 3, 2022, to acquire that number of common shares of the Company which is equal to 6% of the number of Units sold under the Public Offering (3% in respect of the President's List) at an exercise price of C$2.50.

The Company paid $4,080,031 and allocated fair value of $1,459,487 for the broker warrants.

On June 21, 2021, the Company announced completion of a non-brokered private placement (the "Private Placement") previously announced on June 3, 2021. The Company issued a total of 1,690,000 units (the "Units") at a price of C$2.50 per unit for gross proceeds of C$4,225,000. Each Unit consists of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, a "Private Placement Warrant"). Each Private Placement Warrant entitles the holder to acquire one common share of the Company for 18 months from the closing of the Private Placement at a price of C$3.25. The Company paid cash finder's fees equal to 6% of the gross proceeds and issued broker warrants of the Company, exercisable at any time on or before December 18, 2022, to acquire that number of common shares in the capital of the Company which is equal to 6% of the number of Units sold under the Private Placement at an exercise price of C$2.50.

The Company paid $287,338 and allocated fair value of $70,569 for the broker warrants.

USE OF PROCEEDS

Net proceeds of the financings are being used to advance the Company's flagship project Panuco-Copala project in Mexico. On July 21, 2021, the Company exercised the option agreements related to the project. A cash payment of $17.8 million was made to the vendor as part of the settlement agreement.

The Company will continue to evaluate and acquire future growth opportunities including strengthening the land holding in the district.

The Company also will continue the current +100,000 metres resource/discovery-based drill program with an intention of reporting of maiden resource estimate on the Napoleon and Tajitos veins by the end of March 2022.

VIZSLA SILVER CORP. (FORMERLY VIZSLA RESOURCES CORP., VIZSLA CAPITAL CORP.) MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED JANUARY 31, 2022

OVERALL PERFORMANCE (continued)

EXERCISE OF STOCK OPTIONS AND WARRANTS

During the period ended January 31, 2022, 5,718,011 warrants were exercised for proceeds of $1,837,805, and 1,271,028 options were exercised for proceeds of $545,930.

PLAN OF ARRANGEMENT

On June 20, 2021, the Company announced that at its special meeting of shareholders held on June 15, 2021, all of the resolutions were duly passed, including the special resolution to approve the proposal plan of arrangement (the "Arrangement") pursuant to which Vizsla Silver will spin-out its British Columbia copper exploration assets to Vizsla Copper Corp. ("Vizsla Copper" or "SpinCo"). The Supreme Court of British Columbia approved the Arrangement under the terms of the Business Corporations Act (British Columbia). Common shares of Vizsla Copper (the "SpinCo Shares") will be distributed to shareholders of Vizsla Silver (the "Shareholders") on the basis of one Vizsla Copper share for every three common shares of Vizsla Silver. The Arrangement will not result in any change to a shareholder's ownership of Vizsla Silver. The majority of shareholders (those who hold their shares through their broker) will receive their SpinCo Shares with no further action. Once the Arrangement becomes effective, Shareholders will own shares in both public companies: (i) Vizsla Copper, which will focus on the 100% owned Blueberry copper project located in the Babine porphyry belt of Central British Columbia and the option to acquire a 60% interest in the Carruthers Pass copper property located 200 kilometres north of Smithers, British Columbia, and (ii) Vizsla Silver, which will continue to advance the Panuco-Copala silver-gold project in Mexico.

The Arrangement was completed on September 20, 2021, and the Company injected $1,122,356 million working capital to Vizsla Copper as a transaction cost for the Arrangement. The shares of Vizsla Copper commenced trading on the TSX Venture Exchange ("TSXV") on September 21, 2021, under the symbol - VCU.

On September 20, 2021, the Company transferred its 100% interest in the Blueberry Property and Carruthers Pass Property and completed the Arrangement to spin out the shares of Vizsla Copper to the shareholders of Vizsla Silver. Pursuant to the Arrangement, holders of common shares of Vizsla Silver on September 19, 2021, received one new common share of Vizsla Silver and 0.3333 of a Vizsla Copper share for each common share held.

Under the terms of the Arrangement, each issued and outstanding Vizsla Silver option has been adjusted for the assets spun-out. The exercise prices of the Vizsla Silver replacement stock options were adjusted based on the proportional market value of the two companies after completion of the Arrangement.

Under the terms of the Arrangement, each issued and outstanding Vizsla Silver warrant has been adjusted for the assets spun-out such that for each of the warrant exercised, the holder is entitled to receive one New Vizsla Share for each Vizsla Share that was issuable upon due exercise of the Vizsla Warrant and one-third of Vizsla Copper share immediately prior to September 20, 2021.

Under International Financial Reporting Standards, the Arrangement is considered to be a transaction between parties under common control and accordingly the value of the assets has been recorded for accounting purposes at its historical carrying cost of $1,493,798. Vizsla Copper had no assets, liabilities, profit or loss, or cash flow prior to the Arrangement. As such, the Company has not disclosed separately the impact of the discontinued operations of Vizsla Copper in these condensed consolidated interim financial statements.

VIZSLA SILVER CORP. (FORMERLY VIZSLA RESOURCES CORP., VIZSLA CAPITAL CORP.) MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED JANUARY 31, 2022

EXPLORATION

PANUCO-COPALA PROJECT - MEXICO

MAIDEN RESOURCE ESTIMATE

On March 1, 2022, the Company announced the results of the Panuco project maiden resource estimate. The company in conjunction with an independent qualified person (QP) completed a geostatistical block model estimate. Details of the methods used and other project information will be available for review in a NI43-101 compliant report available of SEDAR on or before March 31st 2022.

Panuco Project Resource Summary - March 01, 2022 (150 g/t AgEq cut-off)

Classification	Tonnes	Average Grade					Contained Metal
		Ag	Au	Pb	Zn	AgEq	Ag	Au	Pb	Zn	AgEq
	(Mt)	(g/t)	(g/t)	(%)	(%)	(g/t)	(koz)	(koz)	(kt)	(kt)	(koz)
Indicated	5.0	191	2.08	0.26	0.50	383	30,501	331.1	13.0	24.6	61,137
Inferred	4.1	187	1.79	0.13	0.30	345	24,704	235.8	5.3	12.4	45,555

Panuco Project Indicated & Inferred Resource Summary by Vein (150 g/t AgEq cut-off)

Classification	Tonnes	Average Grade					Contained Metal
		Ag	Au	Pb	Zn	AgEq	Ag	Au	Pb	Zn	AgEq
	(Mt)	(g/t)	(g/t)	(%)	(%)	(g/t)	(koz)	(koz)	(kt)	(kt)	(koz)
Indicated:
Napoleon	2.5	144	2.41	0.39	0.68	373	11,612	194.4	9.7	17.2	30,126
*Includes Gallinero	0.6	278	4.19	0.40	0.63	648	5,708	86.0	2.6	4.0	13,307
Josephine	0.2	194	2.16	0.29	0.71	402	1,440	16.0	0.7	1.6	2,983
Napoleon HW	0.4	131	1.17	0.19	0.49	249	1,585	14.2	0.7	1.8	3,007
NP Area Total	3.1	146	2.24	0.36	0.66	360	14,637	224.6	11.1	20.6	36,116
Tajitos	1.1	289	1.77	0.12	0.23	443	9,766	59.8	1.3	2.5	14,963
Copala	0.4	285	2.16	0.04	0.08	461	3,936	29.9	0.2	0.3	6,379
Tajitos HW3	0.2	251	1.65	0.09	0.23	395	1,770	11.6	0.2	0.5	2,777
TJ Area Total	1.7	283	1.85	0.09	0.19	441	15,472	101.3	1.6	3.3	24,120
Rosarito	0.1	75	1.13	0.19	0.54	191	281	4.3	0.2	0.6	719
San Antonio	0.0	128	1.01	0.01	0.02	210	111	0.9	0.0	0.0	183
Total Indicated	5.0	191	2.08	0.26	0.50	383	30,501	331.1	13.0	24.6	61,137
Inferred:
Napoleon	0.9	91	2.29	0.23	0.50	300	2,750	69.3	2.2	4.7	9,066
Josephine	0.2	235	2.34	0.30	0.71	457	1,803	17.9	0.7	1.7	3,501
Napoleon HW	0.6	110	1.21	0.17	0.45	228	1,990	21.7	0.9	2.5	4,120
NP Area Total	1.7	117	1.95	0.22	0.51	298	6,543	108.9	3.9	8.9	16,687
Tajitos	0.6	234	1.40	0.12	0.25	359	4,409	26.4	0.7	1.5	6,761
Copala	1.4	259	1.89	0.03	0.07	414	11,651	84.8	0.4	1.0	18,593
Tajitos HW3	0.3	208	1.39	0.07	0.21	329	1,764	11.8	0.2	0.6	2,788
TJ Area Total	2.2	247	1.70	0.06	0.14	390	17,824	122.9	1.3	3.0	28,142
Rosarito	0.1	78	1.06	0.18	0.52	188	230	3.1	0.2	0.5	553
San Antonio	0.0	115	0.87	0.01	0.03	186	107	0.8	0.0	0.0	173
Total Inferred	4.1	187	1.79	0.13	0.30	345	24,704	235.8	5.3	12.4	45,555

VIZSLA SILVER CORP. (FORMERLY VIZSLA RESOURCES CORP., VIZSLA CAPITAL CORP.) MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED JANUARY 31, 2022

Panuco Project Indicated & Inferred Resource Sensitivity Table

Classification COG AgEq	Tonnes	Average Grade					Contained Metal
		Ag	Au	Pb	Zn	AgEq	Ag	Au	Pb	Zn	AgEq
	(Mt)	(g/t)	(g/t)	(%)	(%)	(g/t)	(koz)	(koz)	(kt)	(kt)	(koz)
Indicated:
>=300 ppm	2.2	305	3.28	0.27	0.49	594	22,068	237.2	6.1	11.0	42,927
>=250 ppm	2.8	273	2.94	0.27	0.49	535	24,232	260.4	7.5	13.6	47,394
>=200 ppm	3.7	232	2.50	0.27	0.49	458	27,253	294.2	9.8	18.0	53,848
>=150 ppm	5.0	191	2.08	0.26	0.50	383	30,501	331.1	13.0	24.6	61,137
>100 ppm	6.9	153	1.65	0.24	0.49	310	33,938	365.8	16.8	33.5	68,785
Inferred:
>=300 ppm	1.7	296	2.78	0.13	0.30	533	16,464	154.6	2.3	5.2	29,661
>=250 ppm	2.1	272	2.54	0.13	0.30	490	18,142	169.1	2.7	6.2	32,661
>=200 ppm	3.0	226	2.13	0.13	0.29	411	21,473	202.2	3.8	8.7	39,036
>=150 ppm	4.1	187	1.79	0.13	0.30	345	24,704	235.8	5.3	12.4	45,555
>100 ppm	5.8	150	1.43	0.13	0.31	280	28,076	268.1	7.8	18.0	52,415

VIZSLA SILVER CORP. (FORMERLY VIZSLA RESOURCES CORP., VIZSLA CAPITAL CORP.) MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED JANUARY 31, 2022

Metallurgical Studies

The Company had preliminary metallurgical test work completed for the Napoleon ore body. A consulting company with experts in the field performed the studies using a third-party laboratory. Results were announced in a press release February 17, 2022 and are presented in the table below. A second set of metallurgical tests is planned for the Tajitos ore body within the next 6 months.

Process Option	Stage	Mass Recovery (%)	Global Recovery (%)				Product Grade (% or g/t)
			Ag	Au	Pb	Zn	Ag	Au	Pb	Zn

Whole Ore Leach	Direct Cyanidation Leach	100	87	93	-	-	-	-	-	-

Bulk Sulfide Flotation*	Rougher Conc.	17.0	93	90	94	94	666	16	6.8	5.8
	1 Stage Cleaner Conc	7.1	89	88	87	90	1,524	36	15.1	13.2
	2 Stage Cleaner Conc	5.6	87	86	82	87	1888	45	18.1	16.2

Sequential Flotation*	Lead Rougher Conc	6.0	79	80	93	24	1,804	40	18.3	4.4
	Zinc Rougher Conc	6.2	9	8	3	72	194	4	0.5	12.8

	Lead Rougher Conc	6.0	79	80	93	24	1,804	40	18.3	4.4
	1 Stage Cleaner Conc	2.1	71	76	87	12	4,656	110	49.1	6.3
	2 Stage Cleaner Conc	1.7	68	74	83	9	5,550	134	58.4	5.7

	Zinc Rougher Conc	6.2	9	8	3	72	194	4	0.5	12.8
	1 Stage Cleaner Conc	1.7	8	7	2	71	628	13	1.4	47.2
	2 Stage Cleaner Conc	1.4	7	7	1	71	692	15	1.2	56.2

Gravity Concentration	Knelson Concentrate	3.6	29	40	28	12	1,087	31	8.9	3.5
	Tabled Knelson Conc	0.6	12	26	13	2	2,670	122	24.8	2.9

Summary of results from optimized test work. *Open circuit tests

VIZSLA SILVER CORP. (FORMERLY VIZSLA RESOURCES CORP., VIZSLA CAPITAL CORP.) MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED JANUARY 31, 2022

PANUCO-COPALA PROJECT - MEXICO

Exercise of option agreements

On July 21, 2021, the Company announced that it has signed a binding amending agreement (the "Panuco Amending Agreement") with Panuco and has executed a binding option exercise notice ("Copala Exercise Notice") with Copala, which together will constitute the acceleration and exercise of the Company's option to acquire 100% of the Panuco-Copala silver gold district ("Panuco District" or the "Project").

Under the Amending Agreement, Vizsla and Panuco have agreed to amend the terms of the original Panuco option agreement in order to accelerate the Company's exercise of its option on the Panuco property (the "Panuco Property"). Upon closing of the transactions contemplated by the Panuco Amending Agreement, Vizsla will acquire a 100% ownership interest in the Panuco Property (comprising 43 mining concessions with a combined surface area of 3,839 Ha) and the "El Coco" mill (the "Mill") in consideration for:

  A cash payment of US$4,250,000 (paid) payable to Panuco upon signing of the Amending Agreement;
  The issuance to Panuco of 6,245,902 common shares of Vizsla priced at C$2.44 per share (for a total value of US$12,000,000) upon the completion of the transfer of the Panuco Property on or before August 10, 2021 (issued); and

A cash payment of US$6,100,000 on or before February 1, 2022, following the refurbishment and transfer of ownership of the mill which is to occur on or before January 31, 2022. US$250,000 was paid on August 19, 2021, and US$850,000 was paid on February 1, 2022, for the mineral claims around the Coco mill.  US$5,000,000 is outstanding on this payment subject to receipt of the mill in good standing.

The mineral concessions comprising the Panuco Property include the Napoleon vein corridor, which has seen the majority of Vizsla's exploration and are unencumbered by royalties.

Under the Copala Exercise Notice, Vizsla and Copala have agreed to amend the terms of the original Copala option agreement in order to accelerate the Company's exercise of its option on the Copala property (the "Copala Property"). A definitive agreement was signed on July 20, 2021 (the "Copala Amending Agreement" and, together with the Panuco Amending Agreement, the "Amending Agreements").

Upon closing of the transactions contemplated by the Copala Amending Agreement, Vizsla will acquire a 100% ownership interest in the Copala Property (comprising 64 mining concessions with a combined surface area of 5,547 Ha) in consideration for:

  A cash payment of US$9,500,000 payable to Copala upon the completion of the transfer of the Copala Property on or before August 3, 2021 (paid); and
  The issuance to Copala of 4,944,672 common shares of Vizsla priced at C$2.44 per share upon the completion of the transfer of the Copala Property (issued)

During the nine months ended January 31, 2022, the Company continued exploration program at Panuco-Copala flagship project with an aggressive drill program. The exploration program has comprised prospecting and detailed mapping and systematic sampling of surface and underground exposures which led to diamond drilling.  Drilling has been carried out at twenty one prospects thus far with 136,000 metres of drilling carried out to date. Results thus far have been encouraging and an expanded program is planned for 2022.

VIZSLA SILVER CORP. (FORMERLY VIZSLA RESOURCES CORP., VIZSLA CAPITAL CORP.) MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED JANUARY 31, 2022

RESULTS OF OPERATION

Exploration Projects

PANUCO- COPALA PROJECT

LOCATION AND CONCESSIONS

The Panuco Silver Project is located in the Panuco - Copala mining district in the municipality of Concordia in southern Sinaloa state along the western margin of the Sierra Madre Occidental physiographic province in western Mexico. The Panuco project area is accessed from Mazatlán via Federal Highway 15 to Villa Union and then on Highway 40 for a total of 56 kilometres. The project is centered at 23º19' North latitude and 105º54' West longitude.

The project comprises 106 approved mining concessions in nineteen blocks and covering a total area of 5,433 hectares. One application for a mineral concession submitted by Rio Panuco covering 688 hectares and another application by Vizsla Silver for a concession covering 633 are being processed by the government bodies responsible. The mineral concessions are held 100% by Vizsla Silver Corp. The company also hold 4,103 hectares on four concessions located west of the Panuco Project.

GEOLOGY

The Panuco project is located along the western margin of the Sierra Madre Occidental ("SMO"), a high plateau and physiographic province that extends from the U.S.A. - Mexico border to the east-trending Trans Mexican Volcanic Belt. The SMO is an igneous province recording continental magmatic activity from the Late Cretaceous to the Miocene that has been separated into two main episodes.

The first episode, termed the Lower Volcanic Complex ("LVC") comprises an intermediate intrusive suite including the Sonora, Sinaloa and Jalisco batholiths and associated volcanic components of the Tarahumara Formation in Sonora and equivalent volcanic rocks in the Jalisco block. This period of magmatic activity is associated with the Laramide orogeny and occurred from 80 to 50 million years ago ("Ma"). The second magmatic episode is dominated by rhyolitic ignimbrites that built one of the earth's largest silicic volcanic provinces and has been termed the Upper Volcanic Supergroup ("UVS"). These dominantly rhyolitic lavas were extruded in two episodes: from ~35 to 29 Ma and from 24 to 20 Ma. The western part of the SMO is cut by normal fault systems associated with the Gulf of California rift and subsequent extensional basins that developed between ~27Ma and 15Ma contain continental sedimentary rocks. The continental sedimentary rocks occur in a north-northwest trending belt extending from western Sonora to most of Sinaloa.

The basement to the SMO is locally exposed in Sinaloa and comprises folded metasedimentary and metavolcanic rocks, deformed granitoids, phyllitic sandstones, quartzites and schists that range in age from Jurassic to Early Cretaceous (Montoya-Lopera et al, 2019).

In the broader project area, the LVC comprises granite, granodiorite, and diorite intrusions of the in Late Cretaceous to Early Paleocene San Ignacio and Eocene Piaxtla batholiths. Andesite lavas and ignimbrites cover these batholiths and are locally intruded by Eocene intrusive rocks. The UVS and LVC are separated by intermontane basins in the project area and these basins are filed with continental conglomerates and sandstones. The UVS consists of two episodes of silicic ignimbrites, and minor basaltic lavas and rhyolitic domes. A ~32 to 30 Ma sequence of ignimbrites occur east toward Durango state while the second ~24-23.5 Ma sequence is present further to the west in Sinaloa.

VIZSLA SILVER CORP. (FORMERLY VIZSLA RESOURCES CORP., VIZSLA CAPITAL CORP.) MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED JANUARY 31, 2022

RESULTS OF OPERATION (continued)

PANUCO- COPALA PROJECT (continued)

GEOLOGY (continued)

The structure of the project area is dominated by north-northwest trending extensional faults of the Pueblo Nuevo - Tayoltita fault system. The extensional belt is associated with aligned rhyolite domes and Late Oligocene to Middle Miocene grabens.  On the local scale, the LVC is divided by into a series of informal units. From the stratigraphic base, these are the Socavón Rhyolite, Buelna Andesite and Portal Rhyolite. Overlying this sequence of interlayered volcanic rocks are the Productive Andesite. The Productive Andesite is intruded by the intermediate Arana Intrusive Andesite and Arana Intrusive Diorite and a felsic suite of intrusions including the Piaxtla Granite, Santa Lucia, Bolaños and Santa Rita dykes.

The intermediate intrusions have K/Ar age ranging from 39.9±1 to 36.6±1 Ma and U/Pb dating for rocks of the Piaxtla Granite yielded an age of 47.8±1.0 Ma. An erosional unconformity defined by Las Palmas and Camichin conglomerate and red beds separates the LVC from the UVS which comprises a thick section of ignimbrites, breccias and flows. The most prominent structures are major north-northwest trending normal faults that have formed a number of blocks that have been tilted to the east-northeast or west-southwest. These fault blocks represent northeast-southwest extension.

MINERALIZATION

Mineralization on the property comprises a number of epithermal quartz veins. To date approximately 75 kilometres of these veins have been traced by Vizsla and previous workers. Individual vein corridors are up to 3.7 kilometres long and range from decimeters to greater than 10 metres in width. Veins have narrow envelopes of silicification, local argillic alteration and are commonly marked by clay gouge. More distal alteration comprises propylitic alteration as chlorite.

The best mineralization along this fault corridor comprises hydrothermal quartz breccia with grey silica in the matrix and white or grey quartz clasts. The grey colour is due to the presence of very fine-grained disseminated sulphides, presumed to be mainly argentite or acanthite. A number of hydrothermal breccias have been discriminated to date by Vizsla and breccias with grey quartz occurring more commonly at lower levels of the fault structures and more barren white quartz-rich breccias occur in the upper part of the mineralized zone. Locally, mineralized zones are cut by narrow, banded quartz veins with thin dark bands of argentite / acanthite and pyrite. In the higher-grade zones fine-grained pyrite is disseminated in the quartz with rare fine-grained sphalerite and / or galena. Bladed quartz pseudomorphs after calcite have been noted at a number of locations within the fault zone and are indicative of boiling conditions. All the mineralized zones have been cut by later quartz veinlets with a mix of white quartz and purple amethyst. The amethyst is thought to be related to mixing of near surface waters as the hydrothermal system is collapsing, as has been noted at the nearby San Dimas district (Montoya-Lopera et al, 2019).

The main structural corridors are Animas-Refugio, Cordon del Oro, Cinco Señores, Napoleon and La Colorada. Each structural corridor contains multiple identified prospects.

EXPLORATION UPDATE

Vizsla uses a multiple phase method of exploration. The initial activity consists of prospecting, surface mapping and sampling to identify areas of interest. The next phase is detailed mapping and systematic sampling. Mapping and sampling of mine workings are also performed to define potential areas for future work. Approximately 2,800 surface samples and 640 underground channel samples have been collected and sent for laboratory analysis by Vizsla staff since work by the company began. The prospects are then catalogued and prioritized for drilling.

VIZSLA SILVER CORP. (FORMERLY VIZSLA RESOURCES CORP., VIZSLA CAPITAL CORP.) MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED JANUARY 31, 2022

RESULTS OF OPERATION (continued)

PANUCO- COPALA PROJECT (continued)

EXPLORATION UPDATE (continued)

Since November 2019, twenty-one prospects have been drill-tested. They are Los Generales, Rosarito, Cuevillas, La Negra, Josephine, Ojo de Agua, La Pipa, Mariposa, Paloma, Honduras, Napoleon vein (consisting of individually named Gallinero Sur, Gallinero, Napoleon, Limoncito, Papayo, Venadillo and Estrella prospects), San Carlos, Tajitos, Peralta and Aguita Zarca. To date approximately 466 holes for approximately 136,000 m of HQ and NQ diameter drilling has been completed. Approximately 25,200 core samples plus approximately 3,900 QA/QC samples were shipped for laboratory analysis to date.

SUMMARY OF MATERIAL DRILL RESULTS

VIZSLA SILVER CORP. (FORMERLY VIZSLA RESOURCES CORP., VIZSLA CAPITAL CORP.) MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED JANUARY 31, 2022

RESULTS OF OPERATION (continued)

PANUCO- COPALA PROJECT (continued)

Note: All numbers are rounded.  Silver equivalent is calculated using the following formula: Silver-equivalent = ((Au_g/t x 52.48) + (Ag_g/t x 0.5289) + (Pb_ppm x 0.0013) + (Zn_ppm x 0.0013)) / 0.5627 and Silver-equivalent = ((Au_g/t x 52.48) + (Ag_g/t x 0.5289)) / 0.5627.  Metal price assumptions are $17.50 ounce silver and $1,700 ounce gold, $0.75 pound lead and $0.85 pound Zn, recoveries assumptions are 96% gold, 94% silver, 78% lead and 70% zinc based on similar deposit types.

PLANS FROM FEBRUARY TO APRIL 2022

Drilling is planned to continue with the 10 rigs currently on site, increasing to 13 rigs by the end of the first calendar quarter of 2022.  Surface mapping, sampling and target generation will continue at the current levels. Other activities planned for this period include expanding the area covered by magnetic geophysical surveys which has been delayed due to issues scheduling the contractor. Vizsla Silver plans to complete the maiden NI43-101 compliant resource estimate at the end of the first calendar quarter, 2022.

Additionally, several studies are underway or planned to begin during this period. These studies include metallurgical, geotechnical, hydrogeological, and mine trade off studies. The company has contracted a consultant to commence data collection for an environmental baseline study.

TECHNICAL DISCLOSURE

All technical disclosure covering the Company's mineral properties was prepared under the supervision of Martin Dupuis, P. Geo an independent consultant for the Company and a "Qualified Person" within the meaning of NI 43-101.

VIZSLA SILVER CORP. (FORMERLY VIZSLA RESOURCES CORP., VIZSLA CAPITAL CORP.) MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED JANUARY 31, 2022

FINANCIAL RESULTS

For the nine months ended January 31, 2022 ("2022"), Vizsla incurred a net loss of $17,989,902 compared to $9,113,892 for the nine months ended January 31, 2021 ("2021"). Stock based compensation and amortization are non-cash items. Excluding the non-cash items, the loss for 2022 is $7,960,646 compared to $4,797,206 for 2021, an increase of $3,163,440. The main reason for the increase is the rise in operations and exploration activities in 2022 regarding the Panuco-Copala project and the spin-out arrangement compared to 2021.

During the nine months ended January 31, 2022, the Company continued building its management and support staff and bringing all the corporate functions inhouse and expanding the administration functions in Mexico to support the exploration program. These corporate actions resulted in an increase of $918,410 in office and miscellaneous expenses, and $200,759 in travel and promotion.  Office expenses include payroll which increased significantly mainly due to the increase in number of consultants in-house and year-end bonuses for staffs and consultants.  Director fees increased by $147,513 as the Company increased the number of independent directors and revised director fees to reflect the market rate.  The Company continued a comprehensive marketing plan to bring awareness to the Vizsla brand. This resulted in substantial cost being incurred on marketing, an increase of $684,532 compared to 2021. The Company recorded an increase in exchange loss of $215,366 as majority of the expenses incurred in United States dollars and Mexican peso.

Generative exploration costs decreased by $83,389 in 2022 compared to 2021, since the Company's focus was on the Panuco-Copala project and expansion of the project footprint in Mexico. The Company also incurred $1,122,356 of transaction costs in relation to the arrangement and spin-out of Vizsla Copper in 2022.  Transfer agent and filing fee increased by $122,068 due to increase in market capitalization, and to support the listing in NYSE American.

The table below shows the major variances:

	For the nine months ended January 31, 2022 $	For the nine months ended January 31, 2021 $	Variance $
Amortization	53,202	4,535	48,667
Consulting fees	917,429	983,846	(66,417)
Directors fees	290,000	142,487	147,513
Exploration investigation	-	83,389	(83,389)
Foreign exchange (gain)/loss	327,040	111,674	215,366
Insurance	17,089	42,102	(25,013)
Management fees	612,500	599,167	13,333
Marketing	2,555,845	1,871,313	684,532
Office and miscellaneous	1,358,660	440,250	918,410
Professional fees	408,286	380,351	27,935
Share based compensation	9,976,054	4,312,151	5,663,903
Transaction costs	1,122,356	-	1,122,356
Transfer agent and filing	213,895	91,827	122,068
Travel and promotion	251,559	50,800	200,759

VIZSLA SILVER CORP. (FORMERLY VIZSLA RESOURCES CORP., VIZSLA CAPITAL CORP.) MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED JANUARY 31, 2022

FINANCIAL RESULTS (continued)

For the three months ended January 31, 2022 ("2022"), Vizsla incurred a net loss of $5,919,057 compared to $2,732,885 for the three months ended January 31, 2021 ("2021"). Stock based compensation and amortization are non-cash items. Excluding the non-cash items, the loss for 2022 is $3,213,642 compared to $2,377,860 for 2021, an increase of $835,783. The increases are mainly in foreign exchange loss $476,220, consulting fees $180,173, and office expenses $305,166.  The main reason for the increase is due to increase in operations and exploration activities in 2022 to support the Panuco-Copala project compared to 2021.

During the three months ended January 31, 2022, director fees increased $46,397 due to the Company increased director's fees to reflect the market rate and added an additional independent director.  The Company recorded an increase in exchange loss of $476,220 as the majority of expenses incurred in United States dollars and Mexican peso.  Office expenses increased $305,166 compared to 2021 due to an additional in-house consultant and year-end bonuses paid to consultants.  The $180,173 increase in consulting fee and $206,007 decrease in management fees is due to a reclassification of $206,007 of management fees from consulting fees incurred in the second fiscal quarter.

Generative exploration costs decreased by $54,646 in 2022 compared to 2021, since the Company's focus was on the Panuco-Copala project and expansion of the project footprint in Mexico.

The table below shows the major variances:

	For the three months ended January 31, 2022 $	For the three months ended January 31, 2021 $	Variance $
Amortization	25,778	361	25,417
Consulting fees	768,689	588,516	180,173
Directors fees	110,000	63,603	46,397
Exploration investigation	-	54,646	(54,646)
Foreign exchange (gain)/loss	467,835	(8,385)	476,220
Insurance	17,089	-	17,089
Management fees	231,493	437,500	(206,007)
Marketing	739,619	743,057	(3,438)
Office and miscellaneous	579,401	274,235	305,166
Professional fees	206,497	173,707	32,790
Share based compensation	2,679,637	354,664	2,324,973
Transaction costs	-	-	-
Transfer agent and filing	46,966	36,462	10,504
Travel and promotion	68,805	14,519	54,286

VIZSLA SILVER CORP. (FORMERLY VIZSLA RESOURCES CORP., VIZSLA CAPITAL CORP.) MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED JANUARY 31, 2022

SUMMARY OF QUARTERLY RESULTS

Selected quarterly information for each of the eight most recently completed financial periods is set out below. All results were compiled using IFRS.

	Q3 January 31, 2022	Q2 October 31, 2021	Q1 July 31, 2021	Q4 April 30, 2021	Q3 January 31, 2021	Q2 October 31, 2020	Q1 July 31, 2020	Q4 April 30, 2020
Revenues and interest income	$22,752	$40,182	$51,079	$38,790	$-	$-	$-	$-
Net loss	$5,919,057	$6,956,005	$5,114,840	$1,985,381	$2,732,885	$4,319,750	$2,061,257	$969,948
Loss per common share	$(0.04)	$(0.05)	$(0.05)	$(0.02)	$(0.03)	$(0.05)	$(0.06)	$(0.02)

The variance over the eight quarters is due to increase in exploration activities in Panuco Copala, expansion of the office operation and the fair value of the stock base compensation.

LIQUIDITY

The Company's cash and cash equivalents at January 31, 2022, were $41,789,455 compared to $19,398,272 at April 30, 2021. The Company had working capital of $46,561,397 at January 31, 2022, compared to working capital of $19,575,044 at April 30, 2021. The increase in working capital is primarily due to the two financings completed during the nine months ended January 31, 2022, for gross proceeds of $73 million.

During the nine months ended January 31, 2022, $13.2 million was used in operating activities compared to $5.9 million during the comparative period. $36.2 million was used in investing activities during 2022 compared to $7.2 million in 2021. The increase is due to the acquisition and exploration Panuco-Copala project.  $71.2 million was generated in financing activities during 2021 compared to $34.1 million in 2021 due to two financings completed.

The Company's financial instruments are cashable at any time without restriction.

The Company has no long-term debt or commitments.

As the Company has no revenues, its ability to fund operations is dependent upon its ability to secure financing through the sale of equity or assets. The value of any mineral property is dependent upon the existence of economically recoverable mineral reserves, or the possibility of discovering such reserves, or proceeds from the disposition of such properties. See Section "Risk Factors", below.

VIZSLA SILVER CORP. (FORMERLY VIZSLA RESOURCES CORP., VIZSLA CAPITAL CORP.) MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED JANUARY 31, 2022

CAPITAL RESOURCES

The Company had 148,288,357 issued and outstanding common shares as of January 31, 2022 (April 30, 2021 - 94,068,744).

The Proceeds from bought deal and private placement (described under overall performance) will be used for advancement of Panuco Copala project, exploration, and general working capital purposes.

During the nine months ended January 31, 2022, the Company issued 16,222,400 warrants with a weighted average exercise price of $3.06 in relation to the two financings that were completed. During the nine months ended January 31, 2022, 5,718,011 warrants were exercised for proceeds of $1,837,805.

During the nine months ended January 31, 2022, the Company issued 6,674,000 options with a weighted average exercise price of $2.24. During the nine months ended January 31, 2022, 1,271,028 options were exercised for proceeds of $545,930.

The fair value of the options granted was calculated using the Black-Scholes option pricing model with a risk-free interest rate of 0.79%-0.85%, expected volatility of 100%-103.90% and zero expected dividend yield for a five-year term. The Company recorded total fair value of $9,976,054 as share-based compensation for the nine months ended January 31, 2022.

OFF-BALANCE SHEET ARRANGEMENTS

As a policy, the Company does not enter into off-balance sheet arrangements with special-purpose entities in the normal course of business, nor does it have any unconsolidated affiliates.

TRANSACTIONS WITH RELATED PARTIES

During the nine months ended January 31, 2022, and 2021, the Company has the following related party transactions:

(a) The Company has incurred $1,794,878 (2021: $1,034,367) in salary and consulting fees to the Company's officers and companies owned by the Company's officers as compensation.

(b) The Company has incurred $290,000 (2021: $142,487) in director fees to the Company's directors.

(c) The Company has paid $463,041 (2021: $225,000) to a company with common directors for rent expenses and administration expenses.

(d) The Company has granted 11,167,222 (2021: 2,560,000) stock options in total to officers and directors of the Company (Note 5e).

(e) As of January 31, 2022, $26,188 was receivable from a company with common directors and officers of the Company and $21,875 was payable to a company of an officer of the Company. As of April 30, 2021, $526 was payable to directors and officers of the Company.

VIZSLA SILVER CORP. (FORMERLY VIZSLA RESOURCES CORP., VIZSLA CAPITAL CORP.) MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED JANUARY 31, 2022

PROPOSED TRANSACTIONS

There are no proposed transactions as of the date of this MD&A.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company's consolidated financial statements requires management to make certain estimates that affect the amounts reported in the consolidated financial statements. The accounting estimates considered to be significant include the recognition of deferred income tax assets and share-based compensation.

Deferred income tax assets

The Company does not believe it is likely that current tax losses will be utilized before they expire, therefore related deferred tax assets have not been recognized in the consolidated financial statements. When the situation changes, such that the future tax benefits of unused tax losses and other deductions carried forward are more likely to be realized, the deferred tax assets will be recorded in the accounts of the Company.

Share-based compensation

Calculating share-based compensation requires estimates of expected volatility in the share price, risk-free interest rates, number of options expected to vest, and a determination that standard option pricing models such as Black-Scholes fairly represent the actual compensation associated with options. Share price volatility is calculated using the Company's own trading history. The risk-free interest rate is obtained from the Bank of Canada zero coupon bond yield for the expected life of the options. The Company believes that the Black-Scholes option pricing model is appropriate for determining the compensation cost associated with the grant of options.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

There has been no adoption or recognition of accounting policies other than that are disclosed in the note 3 to the annual audited consolidated financial statements for the years ended April 30, 2021, and 2020.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company's activities expose it to a variety of financial risks, which include foreign currency risk, credit risk and liquidity risk. The Company's risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company's financial performance.

Foreign Currency Risk

The Company incurs certain expenses in currencies other than the Canadian dollar. The Company is subject to foreign exchange risk as a result of fluctuations in exchange rates. The Company manages this risk by maintaining bank accounts in US dollars and Mexican pesos to pay foreign currency expenses as they arise. Receipts in foreign currencies are maintained in those currencies. The Company does not undertake currency hedging activities. The Company also does not attempt to hedge the net investment and equity of integrated foreign operations.

Credit Risk

Credit risk is the risk of an unexpected loss if a counterparty or third party to a financial instrument fails to meet its contractual obligations. To reduce credit risk, cash and cash equivalents are on deposit at major financial institutions.

VIZSLA SILVER CORP. (FORMERLY VIZSLA RESOURCES CORP., VIZSLA CAPITAL CORP.) MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED JANUARY 31, 2022

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS (continued)

The Company is not aware of any counterparty risk that could have an impact on the fair value of the cash and cash equivalents.

The carrying value of the financial assets represents the maximum credit exposure. The Company minimizes credit risk by reviewing the credit risk of the counterparties to its arrangements prior to entering into such agreements.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company's normal operating requirements on an ongoing basis, including exploration plans. The Company attempts to ensure that there are sufficient funds to meet its short-term business requirements, considering its anticipated cash flows from operations and holdings of cash and cash equivalents.

OTHER REQUIREMENTS

Risks Factors and Uncertainties

Sensitivity Analysis

The Company measures the effect on total assets or total receipts of reasonably foreseen changes in interest rates and foreign exchange rates. The analysis is used to determine if these risks are material to the financial position of the Company. On the basis of current market conditions, the Company has determined that a 1% change in interest rates or a 10% change in foreign exchange rates would be immaterial. Actual financial results for the coming year will vary since the balances of financial assets are expected to decline as funds are used for Company expenses.

Overview

The Company is subject to many risks that may affect future operations over which the Company has little control. These risks include, but are not limited to, intense competition in the resource industry, market conditions and the Company's ability to access new sources of capital, mineral property title, results from property exploration and development activities, and currency fluctuations. The Company has a history of recurring losses and there is no expectation that this situation will change in the foreseeable future.

Competition

Other exploration companies, including those with greater financial resources than the Company, could adopt or may have adopted the same business strategies and thereby compete directly with the Company, or may seek to acquire and develop mineral claims in areas targeted by the Company. While the risk of direct competition may be mitigated by the Company's experience and technical capabilities, there can be no assurance that competition will not increase or that the Company will be able to compete successfully.

VIZSLA SILVER CORP. (FORMERLY VIZSLA RESOURCES CORP., VIZSLA CAPITAL CORP.) MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED JANUARY 31, 2022

OTHER REQUIREMENTS (continued)

Risks Factors and Uncertainties (continued)

Access to Capital

The exploration and subsequent development of mineral properties is capital intensive. Should it not be possible to raise additional equity funds when required, the Company may not be able to continue to fund its operations which would have a material adverse effect on the Company's potential profitability and ability to continue as a going concern. At present, the Company has cash resources to fund planned exploration for the next twelve months. Timing of additional equity funding will depend on market conditions as well as exploration requirements.

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered exploration stage companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. These conditions may persist for an indeterminate period of time.

Foreign Operations and Political Risk

The Company's mineral properties are located in Canada, Mexico, and the United States. In foreign jurisdictions, mineral exploration and mining activities may be affected in varying degrees by political or economic instability, expropriation of property and changes in government regulations such as tax laws, business laws, environmental laws, and mining laws. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may materially adversely affect its business, or if significant enough, may make it impossible to continue to operate in certain countries. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, foreign exchange restrictions, export controls, income taxes, expropriation of property, environmental legislation and exploration health and safety. These risks are not unique to foreign jurisdictions and apply equally to the property interest in Canada.

Mineral Property Tenure and Permits

The Company has completed a review of its mineral property titles and believes that all requirements have been met to ensure continued access and tenure for these titles. However, ongoing requirements are complex and constantly changing so there is no assurance that these titles will remain valid. The operations of the Company will require consents, approvals, licenses and/or permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary consents, approvals, licenses and permits that may be required to carry out exploration, development, and production operations at its projects.

Although the Company acquired the rights to some or all of the resources in the ground subject to the tenures that it acquired, in most cases it does not thereby acquire any rights to, or ownership of, the surface to the areas covered by its mineral tenures. In such cases, applicable laws usually provide for rights of access to the surface for the purpose of carrying on exploration activities, however, the enforcement of such rights can be costly and time consuming. It is necessary, as a practical matter, to negotiate surface access.

There can be no guarantee that, despite having the right at law to access the surface and carry-on exploration activities, the Company will be able to negotiate a satisfactory agreement with existing landowners for such access, and therefore it may be unable to carry out exploration activities. In addition, in circumstances where such access is denied, or no agreement can be reached, the Company may need to rely on the assistance of local officials or the courts in such jurisdictions.

VIZSLA SILVER CORP. (FORMERLY VIZSLA RESOURCES CORP., VIZSLA CAPITAL CORP.) MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED JANUARY 31, 2022

OTHER REQUIREMENTS (continued)

Risks Factors and Uncertainties (continued)

Speculative Nature of Mineral Exploration and Development

The exploration for and development of mineral deposits involves significant risk which even a combination of careful evaluation, experience and knowledge may not adequately mitigate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. There is no assurance that commercial quantities of ore will be discovered on any of the Company's properties. Even if commercial quantities of ore are discovered, there is no assurance that the mineral property will be brought into production. Whether a mineral deposit will be commercially viable depends on a number of factors, including the particular attributes of the deposit, such as its size, grade, metallurgy, and proximity to infrastructure; commodity prices, which have fluctuated widely in recent years; and government regulations, including those relating to taxes, royalties, land tenure, land use, aboriginal rights, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, and the Company's business may be adversely affected by its inability to advance projects to commercial production.

Uninsured or Uninsurable Risks

The Company may become subject to liability for pollution or hazards against which it cannot insure or against which it may elect not to insure where premium costs are disproportionate to the Company's evaluation of the relevant risks. The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration and operating activities.

Commodity Prices

The prices of gold, silver, copper, lead, zinc, moly, and other minerals have fluctuated widely in recent years and are affected by a number of factors beyond the Company's control, including international economic and political conditions, expectations of inflation, international currency exchange rates, interest rates, consumption patterns, and speculative activities and increased production due to improved exploration and production methods. Fluctuations in commodity prices will influence the willingness of investors to fund mining and exploration companies and the willingness of companies to participate in joint ventures with the Company and the level of their financial commitment. The supply of commodities is affected by various factors, including political events, economic conditions, and production costs in major producing regions. There can be no assurance that the price of any commodities will be such that any of the properties in which the Company has, or has the right to acquire, an interest may be mined at a profit.

Conflicts of Interest

Certain directors and officers of the Company also serve as directors, officers and advisors of other companies involved in natural resource exploration and development. To the extent that such companies may participate in ventures with the Company, such directors and officers may have conflicts of interest in negotiating and concluding the terms of such ventures. Such other companies may also compete with the Company for the acquisition of mineral property rights. In the event that any such conflict of interest arises, the Company's policy is that such director or officer will disclose the conflict to the board of directors and, if the conflict involves a director, such director will abstain from voting on the matter. In accordance with the Business Corporations Act (BC), the directors and officers of the Company are required to act honestly and in good faith with a view to the best interests of the Company.

VIZSLA SILVER CORP. (FORMERLY VIZSLA RESOURCES CORP., VIZSLA CAPITAL CORP.) MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED JANUARY 31, 2022

OTHER REQUIREMENTS (continued)

Risks Factors and Uncertainties (continued)

Dependence Upon Others and Key Personnel

The success of the Company's operations will depend upon numerous factors including its ability to attract and retain additional key personnel in exploration, marketing, joint venture operations and finance. This will require the use of outside suppliers as well as the talents and efforts of the Company and its consultants and employees. There can be no assurance that the Company will be successful in finding and retaining the necessary employees, personnel and/or consultants in order to be able to successfully carry out such activities. This is especially true as the competition for qualified geological, technical personnel and consultants can be particularly intense.

Government Regulation

The Company operates in an industry which is governed by numerous regulations, including but not limited to, environmental regulations as well as occupational health and safety regulations. Most of the Company's mineral properties are subject to government reporting regulations. The Company believes that it is in full compliance with all regulations and requirements related to mineral property interest claims. However, it is possible that regulations or tenure requirements could be changed by the respective governments resulting in additional costs or barriers to development of the properties. This would adversely affect the value of properties and the Company's ability to hold onto them without incurring significant additional costs. It is also possible that the Company could be in violation of, or non-compliant with, regulations it is not aware of.

Effects of COVID-19

COVID-19 (the coronavirus) has threatened a slowdown in the global economy as well as caused volatility in the global financial markets. While the full impact of COVID-19 on the global economy is uncertain, the rapid spread of COVID-19 may have an adverse effect on the Company's financial position. The extent to which COVID-19 may impact the Company's business will depend on future developments such as the geographic spread of the disease, the duration of the outbreak, travel restrictions, physical distancing, business closures or business disruptions and the effectiveness of actions taken in Canada and other countries to contain and treat the disease. Although it is not possible to reliably estimate the length or severity of these developments and their financial impact as of the date of approval of these condensed interim consolidated financial statements, continuation of the prevailing conditions could have a significant adverse impact on the Company's financial position and results of operations for future periods.

Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures.

Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements. Further, the effectiveness of internal control is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may change.

There were no changes in our internal controls over financial reporting during the nine months ended January 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, management will continue to monitor and evaluate the design and effectiveness of its internal control over financial reporting and disclosure controls and procedures, and may make modifications from time to time as considered necessary.

VIZSLA SILVER CORP. (FORMERLY VIZSLA RESOURCES CORP., VIZSLA CAPITAL CORP.) MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED JANUARY 31, 2022

ADDITIONAL DISCLOSURE FOR ISSUERS WITHOUT SIGNIFICANT REVENUE

The significant components of general and administrative expenditures are presented in the consolidated financial statements. Significant components of mineral property expenditures are included in Section Results of Operations.

Outstanding Share Data

As of the date of this MD&A, the Company had 148,288,357 issued and outstanding common shares. In addition, the Company has 14,792,972 options outstanding that are expiring through February 27, 2029, and 33,262,350 warrants outstanding that are expiring through December 18, 2022. Details of issued share capital are included in Note 6 of the condensed interim consolidated financial statements for the nine months ended January 31, 2022.

OTHER INFORMATION

All technical reports on material properties, press releases and material change reports are filed on SEDAR at www.sedar.com.

FORWARD-LOOKING STATEMENTS

This document includes certain forward-looking statements concerning the future performance of the Company's business, its operations, its financial performance, and condition, as well as management's objectives, strategies, beliefs, and intentions. Forward-looking statements are frequently identified by such words as "may", "will", "plan", "expect", "anticipate", "estimate", "intend" and similar words referring to future events and results. Forward-looking statements are based on the current opinions and expectations of management. All forward-looking information is inherently uncertain and subject to a variety of assumptions, risks and uncertainties. Factors that may cause actual results to vary from forward looking statements include, but are not limited to, the Company's ability to access capital, the speculative nature of mineral exploration and development, fluctuating commodity prices, competitive risks and reliance on key personnel, as described in more detail in this document under "Risk Factors and Uncertainties". Statements relating to estimates of reserves and resources are also forward-looking statements as they involve risks and assumptions (including, but not limited to, assumptions with respect to future commodity prices and production economics) that the reserves and resources described exist in the quantities and grades estimated and are capable of being economically extracted. Actual events or results may differ materially from those projected in the forward-looking statements and we caution against placing undue reliance thereon.